VOYA ADVANTAGE CENTURY PLUS℠

AN INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company
and its
Separate Account N

Supplement Dated May 3, 2021

This supplement updates and amends certain information contained in your current prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

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IMPORTANT INFORMATION ABOUT HOW TO CONTACT CUSTOMER SERVICE

Effective immediately, you may contact Customer Service by writing or calling:

Customer Service
P.O. Box 1559
Hartford, CT 06114-1559
1-877-884-5050

IMPORTANT INFORMATION ABOUT THE INTERNET AVAILABILITY OF FUND SHAREHOLDER REPORTS

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

THE FUNDS CURRENTLY AVAILABLE THROUGH THE CONTRACT

The following funds are currently available through your contract. Information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

American Funds Insurance Series® – Growth Fund (Class 2)

American Funds Insurance Series® – Growth-Income Fund (Class 2)

American Funds Insurance Series® – International Fund (Class 2)

Fidelity® VIP Contrafund℠ Portfolio (Initial Class)

Fidelity® VIP Equity-Income Portfolio℠ (Initial Class)

Fidelity® VIP Government Money Market Portfolio (Initial Class)

Fidelity® VIP Index 500 Portfolio (Initial Class)

Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)

Franklin Small Cap Value VIP Fund (Class 2)

Lord Abbett Series Fund, Inc. – Mid Cap Stock Portfolio (Class VC)

Neuberger Berman AMT Sustainable Equity Portfolio (Class I)

PIMCO Real Return Portfolio (Administrative Class)

Pioneer High Yield VCT Portfolio (Class I)

Voya Balanced Portfolio (Class I)[1]

Voya Global High Dividend Low Volatility Portfolio (Class I)[2]

Voya Government Liquid Assets Portfolio (Class I)

Voya Growth and Income Portfolio (Class I)

Voya High Yield Portfolio (Class I)

Voya Index Plus LargeCap Portfolio (Class I)

Voya Index Plus MidCap Portfolio (Class I)

Voya Index Plus SmallCap Portfolio (Class I)

Voya Intermediate Bond Portfolio (Class I)

Voya International High Dividend Low Volatility Portfolio (Class I)[2]

Voya International Index Portfolio (Class S)

Voya Large Cap Growth Portfolio (Class I)

Voya Large Cap Value Portfolio (Class I)

Voya Limited Maturity Bond Portfolio (Class S)

Voya MidCap Opportunities Portfolio (Class I)

Voya Russell™ Large Cap Growth Index Portfolio (Class I)

Voya Russell™ Large Cap Index Portfolio (Class I)

Voya Russell™ Mid Cap Growth Index Portfolio (Class S)

Voya SmallCap Opportunities Portfolio (Class I)

Voya Solution 2025 Portfolio (Class I)[3]

Voya Solution 2035 Portfolio (Class I)[3]

Voya Solution 2045 Portfolio (Class I)[3]

Voya Solution Income Portfolio (Class I)[3]

Voya Strategic Allocation Conservative Portfolio (Class I)[3]

Voya Strategic Allocation Growth Portfolio (Class I)[3]

Voya Strategic Allocation Moderate Portfolio (Class I)[3]

Voya U.S. Stock Index Portfolio (Class I)

VY® American Century Small-Mid Cap Value Portfolio (Class I)

VY® Baron Growth Portfolio (Class I)

VY® Clarion Global Real Estate Portfolio (Class I)

VY® Columbia Contrarian Core Portfolio (Class I)

VY® Invesco Comstock Portfolio (Class I)

VY® Invesco Equity and Income Portfolio (Class I)

VY® Invesco Growth and Income Portfolio (Class S)

VY® Invesco Global Portfolio (Class I)[4]

VY® JPMorgan Emerging Markets Equity Portfolio (Class S)

VY® JPMorgan Mid Cap Value Portfolio (Class I)[5]

VY® JPMorgan Small Cap Core Equity Portfolio (Class I)

VY® T. Rowe Price Capital Appreciation Portfolio (Class S)

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)

VY® T. Rowe Price Equity Income Portfolio (Class I)

VY® T. Rowe Price Growth Equity Portfolio (Class I)

VY® T. Rowe Price International Stock Portfolio (Class I)

Wanger Select

Wanger USA

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting Customer Service.

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

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[1] Effective December 19, 2007, this fund was closed to new investments (including loan repayments) and any transfers from other investment options.

[2] This fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund's overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your Variable Account Contract Value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Variable Account Contract Value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected.

[3] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

[4] Prior to May 1, 2021, this fund was known as the VY® Invesco Oppenheimer Global Portfolio.

[5] Effective February 7, 2014, the VY® JPMorgan Mid Cap Value Portfolio was closed to any new contract holders. Existing contract holders who have investments in the portfolio and contract holders who had the portfolio available to them prior to the close of business on February 7, 2014, may continue to invest in the portfolio.